UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

DOT HILL SYSTEMS CORP.

(Name of Subject Company)

DOT HILL SYSTEMS CORP.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

25848T109

(CUSIP Number of Class of Securities)

Dana W. Kammersgard

President and Chief Executive Officer

Dot Hill Systems Corp.

1351 S. Sunset Street

Longmont, CO 80501

(303) 845-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Rama Padmanabhan, Esq.

Thomas A. Coll, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Dot Hill Systems Corp., a Delaware corporation (“Dot Hill”), with the Securities and Exchange Commission on September 1, 2015, relating to the offer by Seagate HDD Cayman, an exempted company with limited liability organized under the laws of the Cayman Islands (“Parent”) and Denali Acquisition Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to purchase all of the outstanding shares of Dot Hill’s common stock, $0.001 par value per share (the “Shares”), at a purchase price of $9.75 per Share, without interest, subject to any required withholding of taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 1, 2015, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph:

“Expiration of Offering Period; Completion of Merger

The Offer expired at 12:01 A.M. (Eastern Time) on October 6, 2015. Parent and Merger Sub were advised by the American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), that, as of the expiration of the Offer, a total of 51,654,820 Shares had been validly tendered into and not withdrawn pursuant to the Offer, representing approximately 81.13% of the outstanding Shares as of 12:01 A.M. (Eastern Time) on October 6, 2015. Additionally, the Depositary advised Parent and Merger Sub that an additional 4,533,833 Shares had been tendered by notice of guaranteed delivery, representing approximately 7.12% of the outstanding Shares at such time. As a result, the Minimum Condition (as defined in the Merger Agreement) has been satisfied. All conditions to the Offer having been satisfied, Merger Sub accepted for payment, and is required to promptly pay for, all Shares validly tendered pursuant to the Offer and not properly withdrawn.

Following the acceptance of the Shares tendered in the Offer, Merger Sub acquired sufficient Shares to consummate the Merger without a vote of Dot Hill’s stockholders in accordance with Section 251(h) of the DGCL, and on October 6, 2015, following acceptance of the tendered Shares, Merger Sub merged with and into Dot Hill, with Dot Hill surviving as a wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than the Canceled Company Shares and the Dissenting Company Shares) were cancelled and extinguished and automatically converted into the right to receive the Merger Consideration.

Parent intends to promptly cause all Shares to be delisted from the NASDAQ Global Market and deregistered under the Exchange Act.

The full text of the press release issued on October 6, 2015 announcing the expiration and results of the Offer is attached as Exhibit (a)(5)(H) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 9.	Exhibits.

The table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented to add the following exhibit:

Exhibit No.	Description

(a)(5)(H)	Joint Press Release of Seagate Technology PLC and Dot Hill Systems Corp., dated October 6, 2015 (incorporated by reference to Exhibit (a)(5)(B) to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by Seagate Technology PLC, Parent and Merger Sub with the Securities and Exchange Commission on September 1, 2015, filed on October 6, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOT HILL SYSTEMS CORP.

By:	/s/ Patrick J. O’Malley, III
Name:	Patrick J. O’Malley, III
Title:	Treasurer

Dated: October 6, 2015